SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2004

Xcelera Inc.

20 Avenue De Grande Bretagne

MC98000 Monaco

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ☒                 FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐                     NO  ☒

On November 5, 2004, Xcelera Inc. (the “Company”) issued a press release announcing that the Listing Qualifications Panel of the American Stock Exchange Committee on Securities has affirmed the determination of the staff of the Listing Qualifications Department to delist the Company’s common stock as a result of the Company’s non-compliance with its Securities and Exchange Commission filing requirements.  A copy of the Company’s press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xcelera, Inc.

Date: November 8, 2004	/s/ Michael J. Kugler
Michael J. Kugler
Director